FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                    Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 03 August 2007	By
		Name:	J Nicholls
		Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 July 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(02 July 2007)	(16 July 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(03 July 2007)	(17 July 2007)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(04 July 2007)	(18 July 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(04 July 2007)	(18 July 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company announces directorate change. (19 July 2007)
(05 July 2007)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(06 July 2007)	(19 July 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(06 July 2007)	(20 July 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(09 July 2007)	(23 July 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(10 July 2007)	(24 July 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(11 July 2007)	(25 July 2007)

Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (26 July 2007)
(12 July 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(12 July 2007)	(27 July 2007)
Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(13 July 2007)	(30 July 2007)
Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company announces total voting rights. (31 July 2007)
(16 July 2007)	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(31 July 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 02-Jul-07
Number	4871Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 1042.48 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 03-Jul-07
Number	6001Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 800,000 ordinary shares at a price of 1037.63 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:26 04-Jul-07
Number	PRNUK-0407
TO:     Regulatory Information Service
     PR Newswire

RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,840 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,233,091 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,647,117,773.
4 July 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 04-Jul-07
Number	6817Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1043.77 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	17:04 05-Jul-07
Number	7680Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 775,000 ordinary shares at a price of 1041.32 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:35 06-Jul-07
Number	PRNUK-0607
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 5,740 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,227,351 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,645,848,513.
6 July 2007

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 06-Jul-07
Number	8480Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 575,000 ordinary shares at a price of 1032.45 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 09-Jul-07
Number	9320Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1041.35 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 10-Jul-07
Number	0137A

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 675,000 ordinary shares at a price of 1046.07 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:01 11-Jul-07
Number	0964A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 725,000 ordinary shares at a price of 1034.85 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:46 12-Jul-07
Number	PRNUK-1207
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:

1.	it received notification on 11 July 2007 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 July 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 July 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.54.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	360,506

P S Walsh	637,851

Name of PDMR	Number of Ordinary Shares

S Fletcher	132,871

J Grover	171,023

A Morgan	131,469

G Williams	208,527 (of which 5,684 are held in the form of ADS*)
3. it received notification on 11 July 2007 from Lord Blyth, a director of the Company, that he has purchased 990 Ordinary Shares on 10 July 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.54.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 145,539.
4. it received notification on 11 July 2007 from Todd Stitzer, a director of the Company, that he has purchased 94 Ordinary Shares on 10 July 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.54.

As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,305.
12 July 2007
*1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 12-Jul-07
Number	1771A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1041.23 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 13-Jul-07
Number	2551A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1048.07 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:26 16-Jul-07
Number	PRNUK-1607
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,580 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,224,771 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,642,383,352.
16 July 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:18 16-Jul-07

Number	3373A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1052.24 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 17-Jul-07
Number	4067A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1045.88 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:33 18-Jul-07
Number	PRNUK-1807
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares

Diageo plc (the ‘Company’) announces that today, it released from treasury 3,214 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,221,557 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,641,486,566.
18 July 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 18-Jul-07
Number	4879A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1041.35 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Directorate Change 07:00 19-Jul-07 3888A
19 July 2007

LORD BLYTH OF ROWINGTON TO RETIRE AS CHAIRMAN OF DIAGEO
TO BE SUCCEEDED BY DR FRANZ HUMER FROM 1 JULY 2008
The Board of Diageo plc has today announced the appointment of Dr Franz Humer as the next Chairman of Diageo plc. Dr Humer will take up his appointment as the new Chairman from 1 July 2008 after retiring from his current role as Chief Executive of F. Hoffmann-La Roche Ltd in March of the same year. Lord (James) Blyth of Rowington will remain Chairman of Diageo for a further year until Dr. Humer takes up his appointment.
Lord Blyth commented:
‘The Board is delighted that Franz Humer will assume the role of Chairman next year. Franz has a first class track record with considerable experience of international business in both mature and developing markets. He has been a non-executive director of Diageo for two years and during this time he has demonstrated to the whole board the qualities that will allow him to be a very successful Chairman of Diageo.’
Dr Humer said:
‘I am delighted and honoured that my Board colleagues have offered me this appointment. Over the last two years I have come to know and admire Diageo’s people and performance. I look forward to taking up broader responsibilities in the company.’
Paul Walsh, Chief Executive, Diageo plc said:
‘I would like to thank James Blyth for his commitment to Diageo over the last eight years. During that time we have made considerable progress in building Diageo’s position as the world’s leading premium drinks business and I thank James for the significant contribution he has made to that.
‘I look forward to working with Franz Humer. We have a shared view in Diageo’s ability to develop as a truly sustainable global business through the delivery of continued commercial success; enhancing our financial strength and making further progress against our social and environmental policy commitments.’
-Ends-
Diageo media enquiries to:

Isabelle Thomas	+44 (0) 20 7927 5967	media@diageo.com

Diageo investor relations enquiries to: Darren Jones	+44 (0) 20 7927 4223	Investor.rel@diageo.com

Roche media enquiries to: Roche Group Media Office	+41 61 688 88 88	basel.mediaoffice@roche.com
NOTES TO EDITOR
1. Lord Blyth first joined the Diageo Board as a non-executive director on 1 January 1999 and became Chairman on 1 July 2000. His tenure as Chairman was extended on 3 September 2003 from five years to seven years.
2. Franz B. Humer, a Swiss and Austrian by nationality, holds a doctorate in law and an MBA at Insead. He spent over 30 years of his professional career in executive positions in the pharmaceuticals industry. Humer is Chairman of the Board of Directors and CEO of Swiss based healthcare Group Roche. Today, Roche announced that Humer will retire as CEO in March 2008 and remain Chairman. Before joining Roche in 1995, he was Chief Operating Officer at Glaxo. Humer became a Non-executive Board member of Diageo plc in 2005. He is also a member of the Supervisory Board of Allianz AG and of the JPMorgan International Council. A full biography follows.
3. Diageo’s other non-executive directors are: Lord Hollick (Senior Independent Director and chairman of the Remuneration Committee), Maria Lilja, William Shanahan, Jonathan Symonds (chairman of the Audit Committee), Todd Stitzer and Paul Walker. Executive members of the board are Paul Walsh (CEO), Nick Rose (CFO).
4. Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
5. Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totaled CHF 33.3 billion, and the Diagnostics Division posted sales of CHF 8.7 billion. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 17:43 19-Jul-07 5733A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 1030.86 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 16:51 20-Jul-07 6407A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1044.57 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 16:49 23-Jul-07 7169A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1042.27 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 16:48 24-Jul-07 7893A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 625,000 ordinary shares at a price of 1035.32 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 16:58 25-Jul-07 8758A
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 725,000 ordinary shares at a price of 1025.67 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 17:38 26-Jul-07 9662A

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 950,000 ordinary shares at a price of 1001.67 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 16:55 27-Jul-07 0457B
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 999.86 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 17:46 30-Jul-07 1450B
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,075,000 ordinary shares at a price of 993.76 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Total Voting Rights 16:08 31-Jul-07 PRNUK-3107

TO: Regulatory Information Service
PR Newswire
RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,915,433,123 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,221,557 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,635,211,566 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
31 July 2007
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 18:10 31-Jul-07 2713B

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 1002.92 pence per share.
END